UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2021

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2021

COSAN S.A.
By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins
Title: Chief Financial Officer

Earnings Release

Cosan S.A | 2nd Quarter, 2021

São Paulo, August 13, 2021 - COSAN S.A. (B3: CSAN3) (NYSE: CSAN) announces today its results for the second quarter (April, May and June) of 2021 (2Q21). The results are presented on a consolidated basis, in conformity with the accounting practices adopted in Brazil and the international standards (IFRS). The comparisons made in this report consider the 2Q21 and 2Q20, except when otherwise indicated.

Highlights of 2Q21

Cosan reached Adjusted EBITDA of R$ 2.8 billion (+89%) and adjusted net profit of R$ 750 million (+32x) respectively, reflecting the recovery of all business segments.

Raízen

Renewables reached Adjusted EBITDA of R$ 480 million (+2x), reflecting higher volume sold of ethanol, at average higher prices.

Sugar delivered Adjusted EBITDA of R$ 289 million (+2x), due to the acceleration of own sales of sugar capturing better prices.

Marketing & Services presented Adjusted EBITDA (Brazil + Argentina) of R$ 968 million, driven by the resumption of demand with higher recovery of profitability.

Compass Gás & Energia reached EBITDA of R$ 650 million (+37%), supported by recovery of the volume of natural gas distributed by Comgás.

Moove totaled EBITDA of R$ 149 million (+3x) due to the 54% increase in volume sold.

Rumo reached Adjusted EBITDA of R$ 1.1 billion (+17%), supported by a growth in the volume carried to all the segments, with market share gains in the ports in which it operates.

Executive Summary - Cosan Pro forma[1] BRL mln	2Q21 (Apr-Jun)	2Q20 (Apr-Jun)	Chg. % 2Q21/2Q20	1Q21 (Jan-Mar)	Chg. % 2Q21/1Q21
Net Revenue	25,246.6	13,582.7	85.9%	22,511.9	12.1%
Gross profit	2,971.7	1,688.8	76.0%	2,709.3	9.7%
EBITDA	3,327.5	1,895.9	75.5%	2,827.5	17.7%
Adjusted EBITDA[2]	2,787.1	1,474.9	89.0%	2,575.6	8.2%
Net Income	942.4	101.9	n/a	827.7	13.8%
Adjusted Net Income[2]	749.8	23.4	n/a	764.6	-1.9%
Investments[3]	1,870.6	1,400.3	33.6%	1,945.0	-3.8%
Cash Generated (Used)[4]	794.0	3,408.0	-76.7%	(3,765.4)	n/a
Net Debt[5]	27,982.1	25,961.5	7.8%	26,654.5	5.0%
Leverage (Net Debt/EBITDA LTM)[6]	2.8x	2.8x	0 x	3.1x	-0,3x

Note 1: Considers the consolidation of 50% of Raízen, as well as 100% of Rumo and the holding companies incorporated by Cosan S.A. for all periods.
Note 2: EBITDA and adjusted net profits exclude the specific effects incurred in the quarters, detailed on page 7 of this report.
Note 3: Includes investments in assets derived from contracts with clients at Raízen Combustíveis and Comgás.
Note 4: Generation of Pro forma Free Cash to shareholders, before dividends paid (Free Cash Flow to Equity).
Note 5: Includes liabilities with preferred shareholders in subsidiaries and excludes lease liabilities (IFRS 16).
Note 6: EBITDA LTM adjusted by the effect of Comgás CCR in the last periods to March 31, 2020 and by the lease liabilities (IFRS 16) at Raízen.

EARNINGS CONFERENCE CALL
August 16, 2021 (Monday)

English (simultaneous translation into Portuguese)
Time: 10:00 a.m. (Brasília) | 9:00 a.m. (New York)

HD Web Phone EN: click here
HD Web Phone BR: click here

US: +1 (412) 717-9627 BR: +55 (11) 4090-1621
Code: COSAN

INVESTOR RELATIONS

E-mail: ri@cosan.com.br
Phone: +55 11 3897-9797
Website: www.cosan.com.br/en/

CSAN B3 LISTED NM   CSAN LISTED NYSE

A. Cosan Pro forma – Business Units

For purposes of comparison of the results from previous periods, we present below the **pro forma** consolidated financial information, that is, consolidation of 100% of the results in direct subsidiaries and 50% of the results in co-subsidiaries **Raízen S.A.**. The pro forma information is presented for purposes of clarification only and shall not be construed as an indication of the results.

Cosan's Corporate Restructuring

According to Material Fact disclosed on March 1st, 2021, the **Corporate Restructuring of Cosan** was concluded. On this date, Cosan S.A. incorporated Cosan Logística S.A. and Cosan Limited (jointly, "holdings", now directly controlling Rumo S.A. (B3: RAIL3). Therefore, beginning on March 21, **Cosan S.A.'s financial information shall also consolidate Rumo's results, in addition to the operational and financial expenses of the merged holdings**.

Corporate Restructuring Raízen

On June 1st, 2021, due to the **Corporate Restructuring of Raízen Group, Raízen S.A. began to consolidate the operations of Raízen Energia S.A.**.

In this context, for a better comparability of results, we are presenting the pro forma consolidated result of the financial information of Raízen S.A. ("Raízen") for the three-month period ended 06/30/21 (2Q21). The pro forma data reported is merely illustrative and does not reflect the consolidated results presented in the interim financial information on June 30, 2021.

The business units and Cosan's market share in each sector, according to the abovementioned considerations, are described below:

Raízen (50%)

- **Renewables:** Production and trading of Ethanol, Bioenergy and Other Renewable Sources
- **Sugar:** Sugar Production and trading
- **Marketing & Services:** Fuel Distribution and Proximity in Brazil and Argentina

Compass Gás & Energia (99%) Distribution of Natural Gas and Others

Moove (70%) Lubrificants, Base oil and Specialties

Rumo (30%) Logistics Operator

Cosan Corporativo (100%) Corporate and Other Investments

The comparisons made in this report consider the 2Q21 and 2Q20, except when otherwise indicated.

B. Letter from the CEO

The second quarter of 2021 brought a wave of optimism to the markets, with clearer indications of better times ahead. The macroeconomic scenario has been showing positive prospects, as more people get vaccinated and the pandemic can be better managed; this opens the possibility of an increased demand from many sectors in the economy.

As business leaders, our businesses achieved robust performance during the quarter. **Raízen** is now officially an integrated energy company, with operations throughout the entire value chain – from soil-to-consumer, and was able to benefit from this favorable environment, posting a substantial expansion in EBITDA. In **Renewables & Sugar**, attractive prices of biofuels and of the commodity itself led to increased sales of own products, maximizing the profitability of our portfolio. In **Marketing & Services**, the demand for fuels both in Brazil and Argentina was above historical levels for the period, which allowed us to increase market share and rebuild profitability. In **Compass Gás&Energia**, the resumption of activities in the sectors served by Comgás, as well as a continued expansion of our network and the effort to increase operational efficiency yielded higher results. **Moove** posted another robust quarter, supported by growth in sales across all countries. And **Rumo** leveraged their performance by increasing transported volumes, consolidating the assertive commercial strategy.

These past months have been particularly busy here at Cosan. We made significant progress in our strategy to optimize the capital structure of our portfolio. We signed a private placement of R$ 810 million at Compass, allowing the company to be better prepared to capture opportunities that may arise, while maintaining adequate levels of leverage. We recently announced an agreement with Petrobras for the acquisition of 51% of Gaspetro and the start of construction of the TRSP terminal in Santos/SP, both significant steps towards structuring the Compass business model. On the other hand, Compass decided to substantially reduce our directional power trading activities. We also issued R$ 2.0 billion in long-term debentures from **Cosan**, as part of an ongoing debt management process. Lastly but no less important, we completed the listing process for **Raízen** on the B3 stock exchange, the 5th largest IPO in the Brazilian market, injecting R$ 6.9 billion into the company.

In addition to being part of delivering Cosan's ideal structure, the Raízen public offering is consistent with the group's EESG strategy. This movement will strengthen our Governance structure and ensure the required level of independence to allow us to accelerate our projects and increase the offering of renewable energy based on maximizing the use of biomass, while helping our clients reduce their GHG emissions. We already announced the building of a new E2G plant to the market, backed by a supply contract that makes the entire investment feasible. To reinforce Raízen's future leadership, two female independent members were elected to the board of directors, increasing diversity while contributing wide market knowledge. In the M&A agenda, we made strategic moves by completing the acquisition of Biosev, which strengthens our biomass ecosystem. Furthermore, we also disclosed the acquisitions of Shell's lubricant assets in Brazil, and of fuel distribution operations in Paraguay, bringing relevant synergies to our Marketing & Services platform.

Speaking of **EESG**, we continue to make solid progress in our sustainability agenda. We recently published our subsidiaries' annual sustainability reports for 2020, increasing the content available on material aspects of our business, while also strengthening the commitments made by each of them within their scope of operation. This illustrates our strategy of sustainable capital allocation into practice, multiplying our contribution to decarbonizing the planet. Also, Cosan was recognized by its ESG best practices and once again selected for the FTSE4Good portfolio, an important international sustainability index.

Over half of 2021 is already behind us, and despite the good results we had so far, remaining focused and being cautious is key, since there is still a great level of uncertainty regarding the pandemic, while new variants – such as Delta – continue to appear. In addition, recent climate-related events brought higher short-term challenges to Brazilian agribusiness. That is the reason for Rumo's discontinuance of last year's guidance and maintaining long-term projections. We must keep focused and continue doing our homework to overcome the crisis and capture the opportunities that will arise while growth resumes. We are committed to doing everything within our reach to contribute to civil society and to the country's sustainable development. This means maintaining our focus on full immunization from vaccination and on safety protocols, while making advances in the reforms that could place Brazil back on track towards growth and prosperity.

Let's get there together!

Kind regards,
Luis Henrique Guimarães
CEO, Cosan

C. 2Q21 Executive Summary

The financial and operational highlights per business line and proforma consolidated results of Cosan, including 50% of Raízen, and reflecting the group's new corporate structure for the second quarter of 2021 are presented below.

Raízen:

Agroindustrial Operation: The beginning of the 2021/22 harvest crushing season was impacted by the driest climate in the last 90 years, affecting productivity of sugarcane fields in the country. The impact on Raízen's production (-3% in TRS/ha tons) were subsumed, which is a consequence of the investments made and the continued increase in agricultural productivity and gains in efficiency. Therefore, combined with the delayed start of the harvest, **cane processing reached 20.5 million tons in the period (-6%).** Sugar equivalent production totaled 2.6 million tons (-5%), partially offset by the better TRS in the period, with a production mix of 50% for sugar (versus 54% in 2Q20).

Renewables: **Adjusted EBITDA reached R$480 million in 2Q21, more than twice as high as the same period last year.** The increase in results is mainly explained by the greater contribution from ethanol, due to growth in the volume of own product sold (+21%) with higher average sales prices (+54%). In addition, the increase in prices of own energy sold also contributed to the better result in the quarter.

Sugar: **Adjusted EBITDA for the quarter reached R$289 million, a strong growth year on year.** Own volume expanded (+83%), aligned with better prices of sugar (+24%), reflecting the expansion of our presence in the sugar value chain, which allowed for better pricing of our products, maximizing returns on the back of a more favorable commodity cycle.

Marketing & Services: **Adjusted EBITDA for the segment,** considering all operations of our integrated platform (Brazil and Argentina), **presented a robust growth totaling R$968 million in 2Q21.** The best performance for the period indicates the resumption of demand for fuels closer to normal levels, therefore improving operating and financial indicators. The volume sold grew both in quarter-over-quarter and year-over-year comparisons, with diesel being the highlight due to higher contribution from agribusiness demand and economic recovery activity. Compared to 1Q21, adjusted EBITDA reduced 10%, explained by lower gains from Raízen's supply and commercialization strategy, despite the volumes expansion.

Compass Gás & Energia: **Adjusted EBITDA for the period totaled R$650 million (+37%),** driven by the recovery in natural gas volumes distributed by Comgás (+42%), overcoming the most critical periods of the pandemic. Volumes for the industrial segment grew 44% than 2Q20, supported by the higher activity in virtually every sector we serve. In the commercial segment, sales were up by 53%, accelerated due to the reopening of establishments, despite the restrictive measures still in place. And even with the strong basis for comparison due to the more effective social isolation measures in 2Q20, consumption in the residential segment expanded by 1%, reflecting the gross addition of 157,000 customers last year and the lower average temperature in the period.

Moove: **EBITDA for the period was R$149 million (+3x),** resulting from the 54% expansion in sales volumes, which grew in all the countries where Moove operates. The commercial strategy adopted and the focus on supply chain management allowed the company to overcome the challenges of the strong pressures in raw material costs in the global market.

Rumo: **Adjusted EBITDA came to R$1.1 billion in the quarter (+17%),** supported by the expansion in transported volumes (+9%) across all segments, capturing important gains in market share achieved at the ports where the company operates. In addition, average tariffs were 14% higher, resulting from fuel price adjustments and improved contract negotiations. These effects were partially offset by pressures from costs and expenses, mainly reflecting higher fuel costs and inflation in the period, despite the capture of gains in efficiency. As a result, adjusted EBITDA margin was 52%, a 2 p.p. reduction compared to 2Q20.

Cosan Consolidated: **Pro forma EBITDA and adjusted net profit were R$2.8 billion (+89%) and R$750 million (+32x) respectively in 2Q21, and operating cash flows totaled R$1.7 billion (+6x).** Cosan's robust financial indicators reflect the better performance of all the businesses in the group, resulting from the resumption of demand in sectors in which we operate, as well as the better scenario for commodities. The lower indebtedness, added with higher levels of disbursement for investments, as expected, offset the higher OCF and impacted the generation of free cash flow to equity (FCFE) in the quarter, which totaled R$794 million (-77%). Leverage at the end of the period was 2.8x net debt/EBITDA, a 0.3x reduction compared to 1Q21, due to the higher LTM EBITDA in 2Q21.

D. Cosan's Consolidated Results

Cosan Consolidated

Below, we present the 2Q21 results by business unit for the segments detailed previously. All information shows 100% consolidated results, regardless of Cosan's participation, except for Raízen, whose 50% net profits are recognized at the Equity Pick-up line. For the purpose of reconciliation of EBITDA in the column "Cosan Consolidated," the "Adjustments and Deductions" show the deductions of operations among all the businesses controlled by Cosan for consolidation purposes.

The following table reflects the information provided in the Financial Statements of the Company, with Rumo's results considered as of March 2021 (effects resulting from corporate reorganization):

Results by Business Unit 2Q21	Compass Gás & Energia	Moove	Rumo	Cosan Corporate	Adjustments and Elimination	Cosan Consolidated Accounting
Net Revenue	2,880.6	1,475.3	2,215.9	0.9	(14.6)	**6,558.1**
Cost of Goods and Services Sold	(2,439.5)	(1,141.4)	(1,372.9)	(1.0)	14.6	**(4,940.3)**
Gross Profit	441.1	334.0	842.9	(0.1)	0.0	**1,617.8**
Gross Margin (%)	*15.3%*	*22.6%*	*38.0%*	*-15.1%*	*0.0%*	*24.7%*
Selling Expenses	(32.2)	(137.0)	(9.5)	(2.0)	(0.0)	**(180.8)**
General and Administrative Expenses	(233.3)	(69.6)	(113.5)	(68.2)	(0.0)	**(484.6)**
Other Operating Income (Expenses)	237.4	(4.0)	17.9	27.1	(0.0)	**278.4**
Equity Pick-up	0.0	(0.0)	2.6	909.4	(469.1)	**442.8**
Depreciation and Amortization	131.3	25.2	455.4	4.3	-	**616.2**
EBITDA	544.2	148.5	1,195.9	870.4	(469.1)	**2,289.9**
EBITDA Margin (%)	*18.9%*	*10.1%*	*54.0%*	*n/a*	*n/a*	*34.9%*
Financial Result	8.8	26.2	(351.0)	101.2	(0.0)	**(214.7)**
Income and Social Contribution Taxes	(100.5)	(61.6)	(75.1)	(26.7)	0.0	**(263.8)**
Non-controlling Interest	(7.7)	(27.2)	(219.6)	1.7	0.0	**(252.8)**
Net Income	313.5	60.8	94.8	942.4	(469.1)	**942.4**

Earnings by Business Unit 6M21	Gás e Energia	Moove	Logistics	Cosan Corporate	Adjustments and Elimination	Cosan S/A Accounting
Net Revenue	5,397.2	2,892.9	3,001.2	1.3	(18.7)	**11,273.9**
Cost of Goods and Services Sold	(4,257.3)	(2,225.2)	(1,844.9)	(1.4)	18.7	**(8,310.2)**
Gross Profit	1,139.9	667.7	1,156.3	(0.2)	(0.0)	**2,963.8**
Gross Margin (%)	*21.1%*	*23.1%*	*38.5%*	*-12.8%*	*0.0%*	*26.3%*
Selling Expenses	(58.4)	(265.8)	(12.6)	(2.7)	0.0	**(339.4)**
General and Administrative Expenses	(458.9)	(125.6)	(145.0)	(118.8)	0.0	**(848.2)**
Other Operating Income (Expenses)	231.2	8.9	7.2	2.2	(0.0)	**249.5**
Equity Pick-up	(0.0)	(0.0)	2.7	1,688.8	(995.1)	**696.4**
Depreciation and Amortization	268.3	51.3	600.7	7.2	0.0	**927.5**
EBITDA	1,122.2	336.5	1,609.4	1,576.6	(995.1)	**3,649.5**
EBITDA Margin (%)	*20.8%*	*11.6%*	*53.6%*	*n/a*	*n/a*	*32.4%*
Financial Result	(51.0)	(25.2)	(526.7)	6.2	0.0	**(596.7)**
Income and Social Contribution Taxes	(10.5)	(105.1)	(109.8)	3.4	-	**(222.0)**
Non-controlling Interest	(16.5)	(47.6)	(260.3)	2.2	0.0	**(322.2)**
Net Income	775.9	107.3	111.9	1,581.2	(995.1)	**1,581.2**

Cosan Pro forma

The table below considers the pro forma results, including the 50% consolidation of the results of Raizen and Rumo's results considered as of January 2021 for 6M21 table to compare results.

Results by Business Unit 2Q21	Compass Gás & Energia	Moove	Rumo	Cosan Corporate	Raizen S.A.	50% Raizen	Adjustments and Elimination	Consolidated Proforma
Net Revenue	2,880.6	1,475.3	2,215.9	0.9	37,528.1	(18,764.0)	(90.1)	**25,246.6**
Cost of Goods and Services Sold	(2,439.5)	(1,141.4)	(1,372.9)	(1.0)	(34,820.3)	17,410.2	90.1	**(22,274.9)**
Gross Profit	441.1	334.0	842.9	(0.1)	2,707.7	(1,353.9)	0.0	**2,971.7**
Gross Margin (%)	*15.3%*	*22.6%*	*38.0%*	*-15.1%*	*7.2%*	*n/a*	*n/a*	*11.8%*
Selling Expenses	(32.2)	(137.0)	(9.5)	(2.0)	(875.5)	437.7	(0.0)	**(618.5)**
General and Administrative Expenses	(233.3)	(69.6)	(113.5)	(68.2)	(364.9)	182.4	0.0	**(667.1)**
Other Operating Income (Expenses)	237.4	(4.0)	17.9	27.1	192.6	(96.3)	0.0	**374.7**
Equity Pick-up	0.0	(0.0)	2.6	909.4	(12.7)	6.4	(893.2)	**12.4**
Depreciation and Amortization	131.3	25.2	455.4	4.3	1,276.2	(638.1)	-	**1,254.3**
EBITDA	544.2	148.5	1,195.9	870.4	2,923.5	(1,461.8)	(893.2)	**3,327.5**
EBITDA Margin (%)	*18.9%*	*10.1%*	*54.0%*	*n/a*	*7.8%*	*n/a*	*n/a*	*13.2%*
Financial Result	8.8	26.2	(351.0)	101.2	(277.6)	138.8	(0.0)	**(353.5)**
Income and Social Contribution Taxes	(100.5)	(61.6)	(75.1)	(26.7)	(599.5)	299.7	(0.0)	**(563.5)**
Non-controlling Interest	(7.7)	(27.2)	(219.6)	1.7	77.9	(39.0)	0.0	**(213.8)**
Net Income	313.5	60.8	94.8	942.4	848.2	(424.1)	(893.2)	**942.4**

Earnings by Business Unit 6M21	Gás e Energia	Moove	Logistics	Cosan Corporate	Raizen S.A.	50% Raizen	Adjustments and Elimination	Cosan Pro forma
Net Revenue	5,397.2	2,892.9	3,961.8	1.9	71,349.8	(35,674.9)	(170.2)	**47,758.5**
Cost of Goods and Services Sold	(4,257.3)	(2,225.2)	(2,591.8)	(2.1)	(66,349.1)	33,174.5	173.4	**(42,077.5)**
Gross Profit	1,139.9	667.7	1,370.1	(0.2)	5,000.8	(2,500.4)	3.2	**5,681.0**
Gross Margin (%)	*21.1%*	*23.1%*	*34.6%*	*-11.2%*	*7.0%*	*n/a*	*n/a*	*11.9%*
Selling Expenses	(58.4)	(265.8)	(19.0)	(3.5)	(1,729.6)	864.8	-	**(1,211.4)**
General and Administrative Expenses	(458.9)	(125.6)	(212.3)	(122.1)	(723.7)	361.9	(3.2)	**(1,283.9)**
Other Operating Income (Expenses)	231.2	8.9	2.3	2.2	399.4	(199.7)	(0.0)	**444.3**
Equity Pick-up	(0.0)	(0.0)	3.8	1,649.4	(10.7)	5.4	(1,636.4)	**11.5**
Depreciation and Amortization	268.3	51.3	883.1	7.7	2,606.3	(1,303.2)	-	**2,513.5**
EBITDA	1,122.2	336.5	2,028.0	1,533.6	5,542.4	(2,771.2)	(1,636.4)	**6,155.1**
EBITDA Margin (%)	*20.8%*	*11.6%*	*51.2%*	*n/a*	*7.8%*	*n/a*	*n/a*	*12.9%*
Financial Result	(51.0)	(25.2)	(555.9)	254.1	(818.8)	409.4	0.0	**(787.4)**
Income and Social Contribution Taxes	(10.5)	(105.1)	(100.1)	(11.4)	(824.6)	412.3	-	**(639.4)**
Non-controlling Interest	(16.5)	(47.6)	(148.5)	1.5	68.7	(34.3)	(267.9)	**(444.6)**
Net Income	775.9	107.3	340.4	1,770.1	1,361.2	(680.6)	(1,904.3)	**1,770.1**

E. Adjustments - EBITDA and Net Income

With the purpose of maintaining a regular comparison basis, we present below the description of specific non-recurring Effects by business line, in addition to the adjustments already highlighted in the table, following the criteria below:

- **Marketing & Services:**
  - 2Q21: (i) extemporaneous tax credits; (ii) effects from changes of tax rate in Argentina;
  - 2Q20: (i) reversal of accounting provision due to non-recurring depreciation of ethanol inventory and (ii) unrealized result between the operations of the company;
- **Renewables and Sugar:**
  - 2Q21: unrealized result between the operations of the company;
  - 2Q20: (i) provision for loss on investments in logistics; and (ii) unrealized result between the operations of the company;
- **Compass Gás & Energia:**
  - 2Q21: (i) extemporaneous tax credits at Comgás; (ii) gross income derived from partnership with Total Gas & Power Limited; and (iii) gross result from directional trading of power, an activity which the Company has reduced significantly;
  - 2Q20: effect of the Regulatory Current Account referring to last periods to April 01, 2020 on the result of Comgás
- **Rumo:**
  - 2Q20 and 2Q21: impact from the renovation process of Malha Paulista.

	Adjusted EBITDA[1]			Adjusted Net Income		
BRL mln	2Q21 (Apr-Jun)	2Q20 (Apr-Jun)	Chg.% 2Q21x2Q20	2Q21 (Apr-Jun)	2Q20 (Apr-Jun)	Chg.% 2Q21x2Q20
Consolidated Proforma - Before adjustments	**3,327.5**	**1,895.9**	**75.5%**	**942.4**	**101.9**	**n/a**
Marketing & Services Brazil (50%)	**(17.7)**	**25.6**	**n/a**	**(48.3)**	**(17.8)**	n/a
Asset Divestments	0.1	(2.4)	n/a	0.1	(1.6)	n/a
Assets arising from contracts with clients (IFRS 15)	69.2	60.3	14.8%	-	-	n/a
Leases (IFRS 16)	(7.9)	(7.0)	12.9%	3.8	0.6	n/a
Non-recurring effects	(79.2)	(25.4)	n/a	(52.2)	(16.8)	**n/a**
Marketing & Services Argentina (50%)	**(27.3)**	**(38.6)**	**-29.3%**	**106.3**	**(0.8)**	n/a
Leases (IFRS 16)	(27.3)	(38.6)	-29.3%	(1.9)	(0.8)	n/a
Leases (IFRS 16)	-	-	n/a	108.2	-	n/a
Renewables & Sugar (50%)	**(548.6)**	**(167.7)**	**n/a**	**(221.9)**	**(23.6)**	n/a
Change in Biological Assets	(341.9)	(96.0)	n/a	(225.7)	(63.4)	n/a
Leases (IFRS 16)	(191.7)	(97.0)	97.6%	13.7	23.1	-40.6%
Non-recurring effects	(15.0)	25.3	n/a	(9.9)	16.7	n/a
Compass Gás & Energia (99%)[2]	**106.1**	**107.7**	**-1.5%**	**(18.0)**	**70.4**	n/a
Non-recurring effects	106.1	107.7	-1.5%	(18.0)	70.4	n/a
Rumo (30%)	**(53.0)**	**(348.0)**	**-84.8%**	**(10.6)**	**(106.7)**	-90.0%
Non-recurring effects	(53.0)	(348.0)	-84.8%	(10.6)	(106.7)	-90.0%
Consolidated Proforma - After adjustments	**2,787.1**	**1,474.9**	**89.0%**	**749.8**	**23.4**	**n/a**

Note 1: Considers 100% of the results of Compass, Moove and Rumo in EBITDA consolidation. For purposes of net income, it considers direct interest in the subsidiaries

Note 2: As from 2Q20, Comgás now records the CCR effects in its corporate books.

F. Result by Business Unit

F.1 Results segmentation

Since 4Q20, we have presented Raízen's results in order to reflect **its goods sold and services provided, with the purpose of improving and broadening the understanding of how Raízen captures value throughout the entire chain of operations**. The sum of values under Renewables, Sugar and Marketing & Services may not correspond to the information presented under "Raízen S.A." or "Raízen Energia" and "Raízen Combustíveis", as there are adjustments and exclusions between the segments of the new grouping, and the effect of the Corporate Restructuring on June 1st, 2021. Raízen's results up to EBITDA for what was accrued in 2Q21 are shown below:

2021 Income Statement BRL mln	Renewables	Sugar	Marketing & Services	Adjustments & Eliminations	Raízen S.A.
Net Operating Revenue	**7,328.7**	**6,427.8**	**62,200.4**	**(4,607.1)**	**71,349.9**
Cost of Goods and Services Sold	**(6,215.1)**	**(5,448.7)**	**(59,283.8)**	**4,598.7**	**(66,349.1)**
Gross profit	**1,113.6**	**979.1**	**2,916.6**	**(8.7)**	**5,000.8**
Selling, General and Administrative Expenses:	**(467.9)**	**(425.9)**	**(1,553.8)**	**(6.2)**	**(2,453.4)**
Selling	(279.6)	(252.6)	(1,191.5)	(6.0)	(1,729.6)
General and Administrative	(188.3)	(173.3)	(362.4)	0.2	(723.8)
Other Expenses/Other Revenues	104.9	39.7	256.5	(1.8)	399.4
Equity Pick-up	(2.6)	5.9	(13.7)	(0.3)	(10.7)
EBIT	747.9	598.8	1,605.5	(16.1)	2,936.1
Depreciation and Amortization	1,065.3	1,003.1	522.8	15.2	2,606.3
EBITDA	**1,813.2**	**1,601.9**	**2,128.3**	**(1.2)**	**5,542.4**
Adjusted EBITDA[1]	**1,011.5**	**800.8**	**2,040.3**	**(1.7)**	**3,851.2**

Note 1: Adjusted by the effects detailed on page 7 of this report

F.1.1 Renewables and Sugar

F.1.1.1 Agro-Industrial Operation

We present below information on Agricultural and Industrial Production, in addition to information on the cost of cash and investments of Raízen Energia, comprising the new reporting segments "Renewables" and "Sugar".

Crushing in the Center-South region of the country totaled 211 million tons of sugarcane in the first quarter of the 2021/22 crop (-8%), according to UNICA data. The lower sugarcane crushing reflects the strong impact of the driest climate in the last 90 years, which led to a reduction in the agricultural yield of the region's sugarcane fields, impacting negatively the TSH of Center-South in 14% compared to the same period of last year (CTC data). On the other hand, droughts have caused the opposite result on the TRS, leading to a higher concentration of sucrose in the plant, which slowed down the drop in equivalent sugar production (-5%). The mix of the quarter prioritized the ethanol production in Brazil (54% versus 53% in 2Q20), in line with the favorable price scenario for biofuel.

Raizen Indicators	2Q21 (Apr-Jun)	2Q20 (Apr-Jun)	Chg.% 2Q21/2Q20
Crushed cane (MM ton)	**20.5**	**21.8**	**-6.0%**
Sugar equivalent production ('000 ton)	**2,583.7**	**2,707.7**	**-4.6%**
Agricultural prodution (kg TRS/ha)	**9.6**	**9.9**	**-3.0%**
Prodution Mix (% Sugar - Ethanol)	**50% vs 50%**	**54% vs 46%**	**n/a**
Average Unit (Cash) (BRL/tons)[1]	**(1,049.8)**	**(792.2)**	**32.5%**
Average Unit (Cash) ex-Consecana (BRL/tons)[1]	**(796.8)**	**(792.2)**	**0.6%**
Total Capex (BRL mln)	**627.5**	**588.3**	**6.7%**

Note 1: Cash cost of own volumes, in equivalent sugar. Excludes depreciation and amortization for planting, cultural, agricultural, industrial and off-season maintenance.

At Raízen, the sugarcane crushing at our Bioenergy Parks reached 20.5 million tons (-6%) in 2Q21, affected by the delay in the start of the crop and lower agricultural yields (-3% in TRS/ha), due to the drier weather conditions. The TSH (total sugarcane per hectare) was negatively impacted by 4%, although demonstrated a lower drop compared to Center-South average, as a result of the agricultural efficiency journey of Raízen. The result is even better when observed the "first cut" sugarcane, where Raízen had an increase of 5% in TSH year on year, while Center-South felt 8%. The impact of Raízen's agricultural yields was mitigated when compared to the market average, as a result of the focus in the continuous increase of the agricultural productivity and efficiency gains. Sugar equivalent production totaled 2.6 million tons (-5%). The production mix was 50/50% (versus 54% for sugar in 2Q20), following the commercialization strategy for the crop year.

CAPEX in the quarter totaled R$628 million (+7%), an increase due to higher expenditure with intercrop maintenance, following the dynamics of crop days. **Unit cash cost (ex-CONSECANA) in the 2Q21 was in line with year on year (+1%)**, mainly affected by the dilution effect due to lower crushing and to inflation. Such results offset the gains of efficiency arising from the cost reduction journey. It is worth noting that this is the first quarter of the crop year and the best way to analyze the cost dynamics in the segment is considering the full crop year, eliminating the effects of seasonality.

F.1.1.2 Renewables

Indicators	2Q21 (Apr-Jun)	2Q20 (Apr-Jun)	Chg.% 2Q21/2Q20
Ethanol Sales Volume (000' cbm)	761	948	-19.7%
Own	484	399	21.1%
Resale & Trading	278	549	-49.4%
Ethanol Net Revenue (BRL mln)	2,446.8	1,980.8	23.5%
Ethanol Average Price (BRL/cbm)	3,214.0	2,089.0	53.9%
Power Sales Volume ('000 MWh)	5,061	3,704	36.6%
Own Cogeneration	601	663	-9.4%
Resale & Trading	4,461	3,041	46.7%
Power Net Revenue (BRL mln)	322.9	438.0	-26.3%
Own Power Average Price (BRL/MWh)	267.6	241.6	10.7%
Other Net Revenue (BRL mln)	185.4	198.4	-6.6%
Renewables Total Net Revenue (BRL mln)	2,955.1	2,617.2	12.9%
Adjusted EBITDA[1] (BRL mln)	479.9	179.2	n/a

Inventories	06/30/21	06/30/20	Chg.%	03/31/21	Chg.%
000' ton	742	998	-25.7%	336	n/a
R$ Mln	1,869	1,790	4.4%	769	n/a
BRL/cbm	2,518	1,794	40.4%	2,288	10.0%

Note 1: Adjusted by the effects detailed on page 7 of this report.

The volume of ethanol sold by Raízen in 2Q21 decreased 20%, due to the lower activities in resale & trading in the period (-49%). On the other hand, sold volume of own ethanol sales volume expanded 21% in the period, capturing the most attractive prices for biofuel in the domestic and in the foreign markets. The average price of ethanol reached R$ 3,214/cbm in the quarter (+54%), reflecting our diversified portfolio for different purposes and destinations. **For this reason, net revenue from ethanol reached R$ 2.4 billion (+24% versus 2Q20).**

The volume of bioenergy sold, in turn, grew 37% in the quarter, accelerated by the resale & trading operation. The own volume of cogeneration sold decreased (-9%), due to the reduction in crushing in the period. The average price of power cogeneration was higher this quarter, in line with market prices, which reflect the water crisis faced by the country. **The net revenue from bioenergy in the quarter reached R$ 323 million (-26%)**, given that lower prices in resale & trading offset the higher volume commercialized.

Adjusted EBITDA for Renewables totaled R$ 480 million in the period, more than twice as high as the same quarter for the previous year. The increase in the result is mainly explained by the greater contribution of ethanol, due to the growth in the own volume sold, capturing better prices. In addition, the increase in the prices of own energy sold also contributed to the better result in the quarter.

F.1.1.3 Sugar

Indicators	2Q21 (Apr-Jun)	2Q20 (Apr-Jun)	Chg.% 2Q21/2Q20
Sales Volume (000' ton)	**1,641**	**738**	**n/a**
Own	847	463	82.8%
Resale & Trading	794	275	n/a
Net Revenue (BRL mln)	**2,989.9**	**1,085.1**	**n/a**
Realized Average Price (BRL/ton)	**1,821.6**	**1,469.9**	**23.9%**
Adjusted EBITDA[1] (BRL mln)	**289.2**	**117.8**	**n/a**

Inventories	06/30/21	06/30/20	Chg.%	03/31/21	Chg.%
000' ton	**641**	**1,141**	**-43.8%**	**198**	**n/a**
BRL Mln	**911**	**1,157**	**-21.3%**	**240**	**n/a**
BRL/ton	**1,421**	**1,014**	**40.1%**	**1,213**	**17.2%**

Note 1: Adjusted by the effects detailed on page 7 of this report

The volume of sugar sold by Raízen was more than two times higher in 2Q21, reflecting the business strategy for the crop year, with a material increase in sales of own and third-party products. The average sugar price reached R$1,822/ton (+24%), capturing the best prices in the market. Thus, **net revenue totaled R$3.0 billion in the quarter**, leveraged by the volume sold and higher average prices.

Adjusted EBITDA of the Sugar operation totaled R$289 million in the quarter, more than double the same quarter of the previous crop year, reflecting the growth of our presence in the sugar value chain and the ability to better price our products, in line with the most favorable price cycle for in the commodity.

Prices of Sugar in the market continue to present good opportunities for hedging the profitability in Reais. The position of volumes and prices of sugar established with trading or via derivative financial instruments, in US Dollars and converted into Reais, until 06/30/21, are summarized as follows:

Summary of Hedge Operations as of Sugar	2021/22	2022/23	2023/24
Volume (000' ton)	**2,615**	**1,870**	**100**
Average price (¢R$/lb)*	**70.3**	**78.4**	**87,9**

Note 1: Hedge coverage takes into account the crop years ending on 03/31/2022, 03/31/2023 and 03/31/2024.
Note 2: The price in ¢R$/lb considers the currency hedge of financial instruments, while net revenue is recorded at the exchange rate in the period.

F.1.2 Marketing & Services

The results for "Marketing & Services", which encompasses a unique and synergistic value platform are presented combined, including (i) the operation of fuel distribution and proximity in Brazil, and (ii) the downstream operation (refining, distribution, resale of fuels and convenience stores) in Argentina.

Combined Results	2Q21	2Q20	Chg.%	1Q21	Chg.%
Total Sales Volume ('000 cbm)	**8,020**	**5,904**	**36%**	**7,600**	**6%**
Adjusted EBITDA[1] (R$ mln)	**967.8**	**(181.5)**	**n/a**	**1,072.5**	**-9.8%**
Adjusted EBITDA[1] Margin R$/cbm	121	(31)	n/a	141	-14.2%
Adjusted EBIT[1] (R$ mln)	618.7	(439.7)	n/a	789.7	-21.7%

Note 1: Adjusted for the effects detailed on page 7 of this report.

Despite the social isolation measures at the beginning of 2Q21, **the performance of the fuel market in which we operate was marked by the gradual recovery of demand to levels closer to pre-pandemic normality**. In last months, Diesel demand has grown in all markets, showing a resumption of the economic activity and growing volumes to the agricultural sector. In the Otto cycle, volumes also performed better with the vaccination progress and increased circulation of people. In aviation, operations continue to be affected by the reduction in the post-pandemic air traffic and seasonality between quarters, when compared to 1Q21. With the increase in demand and the gradual improvement in the business environment, we captured the opportunities to expand our market share, especially in Argentina where we reached a record level.

Adjusted EBITDA for the segment showed strong expansion and totaled R$968 million in 2Q21, reversing the losses recorded in 2Q20, a comparison basis heavily impacted by restrictions on circulation due to the first pandemic effects. Compared to 1Q21, the result reflects the lower gain from Raízen's supply and sales strategy.

Investments totaled R$ 282 million (+2%) in 2Q21, in line with the plan to 2021, and include expenses for the expansion and maintenance of our service station network, as well as expenses on maintenance and improvements made at the refinery in Argentina.

In **Proximity**, 132 stores were opened in the last 12 months (net addition), ending the quarter with 1,372 stores in Brazil and Argentina. We have accelerated the opening of new OXXO own stores in Brazil, encouraged by the acceptance and superior performance that we have seen in the first operations opened.

F.2 Compass Gás & Energia

Below we present the results of **Compass Gás & Energia** composed of the following segments: **(i) Comgás (distribution of natural gas) and (ii) Other segments**. The **Adjusted EBITDA of Compass Gás & Energia** totaled R$ 650 million in the quarter (+37%) versus 2Q20, driven by the recovery of volumes distributed by Comgás (+42%), exceeding the most critical periods of the pandemic. We must highlight that the accounting result for the period was affected by extraordinary events. The most significant of them was the negative sum of BRL 378 million referring to the gross directional trading result, an activity that the Company decreased significantly, keeping its focus on the trading of gas and energy for final clients.

Adjusted EBITDA BRL mln	2Q21 (Apr-Jun)	2Q20 (Apr-Jun)	Chg.% 2Q21/2Q20	1Q21 (Jan-Mar)	Chg.% 2Q21/1Q21
Compass Gás & Energia	**650.3**	**473.5**	**37.3%**	**578.0**	**12.5%**
Comgás	661.7	480.7	37.6%	591.6	11.9%
Compass Trading and Others	(11.4)	(7.2)	57.9%	(13.6)	-16.4%

Note 1: EBITDA adjusted for the effects detailed on page 7 of this report.

The financial statements, as well as the results report of Compass Gás & Energia are available on the website: www.compassbr.com. On page 29 of this report, we present the accounting reconciliation of the results of "Cosan view" to "Compass view" of Net Profit.

F.2.1 Comgás

Indicators	2Q21 (Apr-Jun)	2Q20 (Apr-Jun)	Chg.% 2Q21/2Q20	1Q21 (Jan-Mar)	Chg.% 2Q21/1Q21
Total Natural Gas Sales ('000 cbm)	**1,198**	**841**	**42.4%**	**1,137**	**5.4%**
Residential	83	81	1.5%	61	35.4%
Commercial	28	18	53.1%	28	-1.0%
Industrial	945	655	44.3%	906	4.3%
Cogeneration	97	59	64.9%	103	-5.6%
Automotive	45	28	64.3%	39	16.0%
Adjusted EBITDA (BRL mln)[1]	**661.7**	**480.7**	**37.6%**	**591.6**	**-99.9%**

Note 1: Adjusted EBITDA for effects detailed on page 7 of this report.

The **total volume of natural gas distributed (ex-term)** increased by 42% in 2Q21. The sales growth is mainly due to the recovery of activities in the **industrial segment**, with 44% volume increase in relation to 2Q20, supported by greater activity in virtually all sectors covered, particularly for the ceramics, chemical and siderurgy industries. The **commercial segment** presented 53% of sales increase, accelerated by the reopening of establishments, despite the restrictive measures still in force. In the **residential segment**, even with the strong base of comparison, due to a more effective social distancing in 2Q20, consumption grew 1%, in view of the gross addition of 157 thousand clients last year and lower average temperature in the period.

The **Adjusted EBITDA amounted to R$ 662 million in the quarter (+38%)**, mainly impacted by higher volume in the period. In addition, a decrease of 33% in operating expenses, as a result of the continuity of the cycle of capture of efficiencies, in line with prior periods, and the adjustment of margins by inflation in May 2021, had positive impact on the EBITDA for the period.

Investments totaled R$ 304 million in 2Q21, in line with the Company's investment plan for the year.

F.3 Moove

Indicators	2Q21 (Apr-Jun)	2Q20 (Apr-Jun)	Chg.% 2Q21/2Q20	1Q21 (Jan-Mar)	Chg.% 2Q21/1Q21
Total Volume (000 cbm)	101.8	66.0	54.2%	109.7	-7.2%
EBITDA (BRL mln)	148.5	44.5	n/a	188.0	-21.0%

The **total volume sold** by Moove grew 54% in the quarter, totaling 102 thousand m³ sold, driven by sales recovery in all countries of operation.

The **EBITDA** reached R$ 149 million in 2Q21 (+3x), benefitted by higher sales volume. The commercial strategy adopted and the focus on the management of the supply chain allowed the company to advance positively within the period. It is worth mentioning that the company is also focused on the solid growth of its portfolio of premium products.

F.4 Rumo

Rumo's financial statements are available on the website: ri.rumolog.com. It is worth mentioning that the figures presented in this section show 100% of Rumo's results, for all periods.

Indicator	2Q21 (Apr-Jun)	2Q20 (Apr-Jun)	Chg.% 2Q21/2Q20	1Q21 (Jan-Mar)	Chg.% 2Q21/1Q21
Total transported volume (millions RTK)	**17,905**	**16,417**	**9.1%**	**13,873**	**29.1%**
North operation	13,044	12,116	7.7%	10,566	23.5%
South operation	4,010	3,660	9.6%	2,580	55.4%
Container	851	641	32.8%	727	17.0%
Adjusted EBITDA[1]	**1,142.9**	**974.7**	**17.3%**	**832.1**	**37.3%**
Adjusted EBITDA margin (%)	*51.6%*	*53.3%*	*-1.7 p.p.*	*47.7%*	*3.9 p.p*
Investments	**1,084.6**	**760.3**	**42.7%**	**918.1**	**18.1%**

Note 1: Point effects detailed on page 7 of this report.

The volume carried by Rumo in 2Q21 reached R$ 17.9 billion TKU (+9%). In the **North Operation**, the volume grew 8%, driven by the performance of industrial products (+35%), mainly in view of the transportation of fuels, and the increase in the agricultural sector (+6%), as a result of additional volumes from Malha Central. The volume of the **South Operation** raised 10%, reflecting the recovery of the industrial segment (+40%). The **Container Operation** presented expressive growth of 33%, as a result of the increase in the flow of exports and recovery of volumes in the domestic market.

Rumo gained 6 p.p. of market share of grains at Port of Santos (SP) in 2Q21, driven by additional volumes generated by Malha Central. The South Operation gained 2 p.p. in the market share of transportation of grains to the ports of Paranaguá (PR) and São Francisco do Sul (SC).

Net revenue totaled R$ 2.2 billion (+21%), due to the higher volume and increase in average tariffs practiced (+14%), reflecting adjustments of fuel prices and better contractual negotiations. **Variable cost raised 35%,** mainly due to the increase in fuel prices (+83%), despite the 2% gain of energy efficiency. **Fixed costs and general and administrative expenses grew 10%**, mainly due to the effects of annual collective bargaining and inflation.

The Adjusted EBITDA totaled R$ 1.1 billion (+17%), due to the higher volume carried for all segments, with significant gains of market share in the ports where the company operates, in addition to the increase in average rates practiced. These effects were partially offset by the pressure in costs and expenses, despite the capture of efficiency gains. Therefore, the EBITDA margin reached 52%, a decrease of 2 p.p. compared to 2Q20.

CAPEX for the period totaled R$ 1.1 billion, in line with the investment plan, reflecting higher concentration of expansion investments in the quarter, where around 30% is destined to Malha Central.

G. Financial Sections

G.1 Cosan Corporate

The result of this segment represents Cosan's corporate structure, that is, expenses with consulting services and expenses with personnel, in addition to effects resulting from different legal demands, including those arising from business contributed to Raízen prior to its formation, as well as other investments. It is worth mentioning that for comparison purposes, the figures in the table below show Corporate Cosan's costs for all periods after the merger of the former Cosan Limited and Cosan Logística S.A..

Total Expenses BRL mln	2Q21 (Apr-Jun)	2Q20 (Apr-Jun)	Chg.% 2Q21/2Q20	1Q21 (Jan-Mar)	Chg.% 2Q21/1Q21
General and Administrative Expenses	(70.3)	(64.4)	9.2%	(55.3)	27.1%
Other Operating Revenues (Expenses)	27.1	(21.6)	n/a	(24.9)	n/a

Commercial, general and administrative expenses of Cosan Corporate amounted to R$ 70 million in 2Q21 (+9%), result of the concentration of sundry expenses in the period, and inflation. Other adjusted operating revenues (expenses), composed mainly of legal expenses and contingencies, were positive by R$ 27 million, mainly due to the net gain of R$ 30 million related to exclusion of ICMS from the PIS/COFINS import calculation base for lubricant activities in previous periods.

G.2 Consolidated Financial Results (excluding Raízen)

We present below the **Consolidated Financial Result of Cosan S.A., that is, it does not include Raízen's financial result**. For comparison purposes, the figures in the table below, both for the current period and for the comparison periods, were adjusted to reflect the pro forma basis after the corporate reorganization completed on March 2021, that is, **it considers 100% of the results of Rumo and the holding companies Cosan Limited and Cosan Logística, incorporated by Cosan S.A.**, for all quarters shown.

Financial Result BRL mln	2Q21 (Apr-Jun)	2Q20 (Apr-Jun)	Chg.% 2Q21/2Q20	1Q21 (Jan-Mar)	Chg.% 2Q21/1Q21
Cost of Gross Debt	**(294.8)**	**(255.7)**	**15.3%**	**(218.0)**	**35.2%**
Perpetual Notes and exchange rate variation of cash	211.8	(141.8)	n/a	(265.2)	n/a
Interest of Bank Debt	(506.6)	(113.9)	n/a	47.2	n/a
Interest Income	73.7	98.7	-25.3%	59.7	23.5%
(=) Subtotal: Interest on Net Debt	**(221.1)**	**(157.0)**	**40.8%**	**(158.3)**	**39.7%**
Other Charges and Monetary Variation	23.2	(60.2)	n/a	35.2	-34.1%
Banking Expenses, Fees and Other	(16.8)	2.5	n/a	(40.1)	-58.1%
Net Financial Result	**(214.7)**	**(214.7)**	**0.0%**	**(163.2)**	**31.6%**

Gross debt cost totaled R$ 295 million in 2Q21 (+15%). A positive accounting effect (non-cash) was recognized in interest on bank debts in 2Q20 derived from derivatives linked to debts in Dollar of Cosan Limited, whose functional currency was the Dollar, and from the effect of exchange rate changes on Rumo's cash due to the appreciation of PTAX. This impact was offset by the Perpetuous Bonus, that is, due to the effect of exchange rate changes of the Real against the Dollar between the periods (appreciation in 2Q21 and depreciation in 2Q20). Proceeds from financial investments decreased by -25%, as a result of lower Selic rates in the comparison between periods. The weighted average cost of debts in 2Q21 of Cosan S.A. (excluding Raízen and the Perpetuous Bonus) was CDI +1.37%.

The main impacts in the line of other charges and monetary variations were a positive effect of R$ 164 million of monetary restatement on untimely credits recognized in the period, partially offset by the negative effect of R$ 126 million of grants and lease at Rumo. Bank expenses, fees and other were R$ 19 million higher than in 2Q20, totaling R$ 17 million, as a result of the positive effect of Other financial revenues (+R$ 21 million) of Compass in 2Q20.

million of grants and lease at Rumo. **Bank expenses, fees and other** were R$ 19 million higher than in 2Q20, totaling R$ 17 million, as a result of the positive effect of Other financial revenues (+R$ 21 million) of Compass in 2Q20.

G.3 Income Tax and Social Contribution

The breakdown of 2Q21 IR/CS expenses by business unit is shown below.

Income and Social Contribution Taxes BRL mln	Compass Gás & Energia	Moove	Rumo	Cosan Corporate	Adjustments & Elimination	Consolidated
Operating Profit before Taxes	**422**	**149.6**	**389.5**	**967.3**	**(469.1)**	**1,458.9**
Income and Social Contribution Taxes, Nominal Rate (%)	*34.0%*	*34.0%*	*-34.0%*	*34.0%*	*34.0%*	*34.0%*
Theoretical Expense with Income and Social Contribution	**(143.4)**	**(50.9)**	**(132.4)**	**(328.9)**	**159.5**	**(496.0)**
Non-taxable Permanent Differences/Equity Pick-up	240.6	(15.6)	55.2	305.1	(159.5)	425.8
Other	(197.7)	4.9	2.1	(2.9)	-	(193.6)
Effective Expense with Income and Social Contribution Taxes	**(100.5)**	**(61.6)**	**(75.1)**	**(26.7)**	0.0	**(263.8)**
Income and Social Contribution Taxes, Effective Rate (%)	*23.8%*	*41.2%*	*19.3%*	*2.8%*	*0.0%*	*18.1%*
Expenses with Income and Social Contribution Taxes			-	-		
Current	(493.3)	(59.9)	(77.3)	(0.0)	-	(630.5)
Deferred	392.8	(1.7)	2.2	(26.6)	-	366.7

G.4 Net Profit

The adjusted net profit of Cosan reached R$ 750 million (+32x) in 2Q21 versus 2Q20, due to the better performance of all businesses of the group, reflecting recovery of demand in the sectors where the company operates, as well as a better scenario for commodities.

G.5 Loans and Financing

The pro forma¹ gross debt of Cosan closed 2Q21 at R$ 42.6 billion (+3%), this increase is mainly due to the capture of debenture by Rumo. The balance of pro forma² net debt at the end of the quarter was R$ 28 billion (+5% in relation to 1Q21), mainly due to the lower cash position at Raízen and Cosan Corporate.

The pro forma leverage (net debt/ pro forma EBITDA³) reached 2.8x in the period, a reduction of 0.3x when compared to 1Q21, due to the higher LTM EBITDA in 2Q21.

Loans and Financing 2Q21 BRL mln	Compass Gás & Energia	Moove	Rumo	Cosan Corporate Pro Forma	Consolidated	Raízen S.A. 50%	Consolidated Pro forma
Opening balance of pro forma net debt	**3,533.9**	**(269.5)**	**7,740.4**	**8,180.9**	**19,185.7**	**7,077.6**	**26,263.4**
Cash, cash equivalents and marketable securities	2,212.7	1,086.3	5,470.7	2,899.2	11,668.8	3,323.9	14,992.7
Gross Debt	**5,746.6**	**816.8**	**13,211.1**	**11,080.1**	**30,854.6**	**10,401.5**	**41,256.1**
Cash items	**(44.2)**	**(5.6)**	**952.6**	**(30.1)**	**872.7**	**449.4**	**1,322.1**
Funding	23.3	-	1,556.4	-	1,579.7	942.2	2,521.8
Payment of principal on loans and borrowings	**(38.2)**	**(0.3)**	**(486.0)**	**(0.0)**	**(524.5)**	**(423.6)**	**(948.1)**
Payment of Interest on loans borrowings	(52.5)	(4.5)	(123.3)	(54.6)	(234.9)	(69.2)	(304.0)
Derivatives	23.2	(0.8)	5.5	24.5	52.4	-	52.4
Noncash items	**134.7**	**(74.2)**	**264.0**	**(193.9)**	**130.7**	**(134.5)**	**(3.9)**
Provision for interest (accrual)	63.8	4.0	196.6	202.2	466.6	88.1	554.7
Monetary variation and MTM adjustment of debt	93.8	(78.1)	202.5	7.5	225.7	88.3	314.0
Exchange variation, net of derivatives	(22.9)	(0.1)	(135.1)	(403.6)	(561.7)	(310.9)	(872.6)
Closing balance of gross debt	**5,837.1**	**737.0**	**14,427.7**	**10,856.1**	**31,857.9**	**10,716.4**	**42,574.3**
Cash, cash equivalents and marketable securities	2,559.8	1,160.5	6,387.8	2,115.3	12,223.4	2,590.7	14,814.0
Closing balance of pro forma net debt (ex IFRS-16)	**3,277.3**	**(423.6)**	**8,039.9**	**8,740.8**	**19,634.5**	**8,125.7**	27,760.2
Obligations due to preferred shareholders of subsidiaries	-	-	-	221.9	221.9	-	221.9
Closing balance of pro forma adjusted net debt (ex IFRS-16)	**3,277.3**	**(423.6)**	**8,039.9**	**8,962.6**	**19,856.4**	**8,125.7**	**27,982.1**
Leasing	17.8	50.3	2,830.8	41.8	2,940.6	3,101.3	6,042.0
Closing balance of pro forma adjusted net debt	**3,295.1**	**(373.3)**	**10,870.7**	**9,004.4**	**22,797.0**	**11,227.1**	**34,024.1**

Note 1: Includes 50% of Raízen's debt, and excludes: (i) PESA at Raízen, (ii) obligations with preferred shareholders and (iii) lease liabilities (IFRS 16).
Note 2: Includes 50% of Raízen's indebtedness and the obligations with preferred shareholders, and excludes lease liabilities (IFRS16).
Note 3: EBITDA LTM pro forma, i.e., includes 50% of Raízen and 100% of the results of Rumo and of the holding companies Cosan Logística S.A. and Cosan Limited, adjusted by the effect of the CCR of Comgás prior to June 2020 and by lease liabilities (IFRS 16) at Raízen.

G.6 Reconciliation of Net Debt Variation (ex IFRS-16)

Cash Flow Statement 2Q21	Compass Gás & Energia	Moove	Rumo	Cosan Corporate	Eliminations	Consolidated	Raízen S.A. 50%	Eliminations	Consolidated Proforma
Balance of Net Debt at start of period	(3,533.9)	269.5	(7,740.4)	(8,180.9)	-	(19,185.7)	(7,077.6)	-	(26,263.4)
Balance of Net Debt at end of period	(3,277.3)	423.6	(8,039.9)	(8,740.8)	-	(19,634.5)	(8,125.7)	-	(27,760.2)
Change in Net Debt	**256.6**	**154.1**	**(299.5)**	**(559.9)**	-	**(448.8)**	**(1,048.1)**	-	**(1,496.9)**
Non-cash items	**134.7**	**(74.2)**	**264.0**	**(193.9)**	-	**130.7**	**(134.5)**	-	**(3.9)**
Interest Accrual	63.8	4.0	196.6	202.2	-	466.6	88.1	-	554.7
Monetary variation and MTM adjustment of debt	93.8	(78.1)	202.5	7.5	-	225.7	88.3	-	314.0
Exchange Variation, net of derivatives	(22.9)	(0.1)	(135.1)	(403.6)	-	(561.7)	(310.9)	-	(872.6)
Cash change in Net Debt	**391.3**	**79.8**	**(35.4)**	**(753.8)**	-	**(318.1)**	**(1,182.7)**	-	**(1,500.7)**
Reconciliation of Cash Generation									
EBITDA	**544.2**	**148.5**	**1,195.9**	**870.4**	**(469.1)**	**2,289.9**	**1,684.8**	(647.1)	**3,327.5**
Noncash impacts on EBITDA	166.1	10.4	102.5	(906.7)	469.1	(158.6)	(597.2)	647.1	(108.7)
Changes in assets and liabilities	(59.9)	(40.8)	(43.0)	(46.3)	(0.0)	(190.1)	(1,508.9)	0.0	(1,699.0)
Operating financial result	16.9	3.3	39.9	(50.1)	(0.0)	10.1	188.9	0.0	199.0
Operating cash flow	**667.3**	**121.5**	**1,295.3**	**(132.8)**	(0.0)	**1,951.3**	**(232.4)**	0.0	**1,718.8**
Capex	(274.1)	(7.5)	(1,041.3)	(1.8)	(0.0)	(1,324.7)	(385.4)	(0.0)	(1,710.1)
Other	0.0	(0.3)	4.5	(0.2)	(0.0)	4.0	(13.2)	(0.0)	(9.2)
Cash flow after investments	**(274.1)**	**(7.8)**	**(1,036.8)**	**(2.0)**	**(0.0)**	**(1,320.7)**	**(398.6)**	**(0.0)**	**(1,719.3)**
Other Efects Non Debt	(1.9)	65.2	(292.4)	(9.0)	0.0	(238.1)	(296.7)	(0.0)	(534.8)
Capital Internalization	**(0.0)**	**0.3**	**0.0**	**0.0**	-	**0.3**	-	-	**0.3**
Dividends Received	-	-	**3.0**	**166.3**	-	**169.3**	-	(162.5)	**6.8**
Cosan S/A	-	-	-	(720.6)	(2.0)	(722.6)	-	(0.0)	(722.6)
Compass Gás & Energia	-	-	-	-	-	-	-	-	-
Others	-	-	(2.0)	-	2.0	-	(162.5)	162.5	-
Dividends Payed	-	-	**(2.0)**	**(720.6)**	0.0	**(722.6)**	**(162.5)**	162.5	**(722.6)**
Exchange variation impact on cash and cash equivalents	-	(99.4)	(2.4)	(55.7)	(0.0)	(157.5)	(92.5)	(0.0)	(250.0)
Change in Net Debt	**391.3**	**79.8**	**(35.4)**	**(753.8)**	**(0.0)**	**(318.1)**	**(1,182.7)**	(0.0)	**(1,500.7)**

G.7 Reconciliation of the Cash Flow

Below we present the reconciliation of the Cash Generation (Consumption) net to the shareholder (FCFE) on an accounting basis ("Cosan S.A.") and on a pro forma basis ("Pro forma Cosan S.A."), which takes into account 50% of Raízen's results.

Cosan presented, on pro forma basis, net cash generation to shareholders (FCFE) of R$ 794 million (-77%). The main effects of the quarter were: i) **OCF:** higher operating performance in all segments of operation; ii) **CFI:** higher level of outlays for investments, as provided for in the plans of each of the subsidiaries; and iii) **CFF:** lower debts contracted when compared to 2Q20, period that corresponds to the beginning of the pandemic.

Cash Flow Statement 2Q21

BRL mln	Compass Gás & Energia	Moove	Rumo	Cosan Corporate	Eliminations	Consolidated	Raízen S.A. 50%	Eliminations	Consolidated Proforma
EBITDA	**544.2**	**148.5**	**1,195.9**	**870.4**	**(469.1)**	**2,289.9**	**1,684.8**	**(647.1)**	**3,327.5**
Noncash impacts on EBITDA	166.1	10.4	102.5	(906.7)	469.1	(158.6)	(597.2)	647.1	(108.7)
Changes in assets and liabilities	(59.9)	(40.8)	(43.0)	(46.3)	(0.0)	(190.1)	(1,508.9)	0.0	(1,699.0)
Operating financial result	16.9	3.3	39.9	(50.1)	(0.0)	10.1	188.9	0.0	199.0
Operating Cash Flow	**667.3**	**121.5**	**1,295.3**	**(132.8)**	**(0.0)**	**1,951.3**	**(232.4)**	**0.0**	**1,718.8**
CAPEX	(274.1)	(7.5)	(1,041.3)	(1.8)	(0.0)	(1,324.7)	(385.4)	(0.0)	(1,710.1)
Other	0.0	(0.3)	4.5	(0.2)	(0.0)	4.0	(13.2)	(0.0)	(9.2)
Cash Flow from Investing Activities	**(274.1)**	**(7.8)**	**(1,036.8)**	**(2.0)**	**(0.0)**	**(1,320.7)**	**(398.6)**	**(0.0)**	**(1,719.3)**
Funding	23.3	-	1,556.4	0.0	(0.0)	1,579.7	942.2	0.0	2,521.9
Loans amortization (Principal)	(38.2)	(0.3)	(699.5)	0.0	(0.0)	(738.0)	(423.6)	0.0	(1,161.5)
Loans amortization (Interest)	(52.5)	(4.5)	(123.3)	(54.6)	(0.0)	(234.9)	(69.2)	(0.0)	(304.1)
Leasing amortization (IFRS16)	(1.9)	(3.8)	(79.0)	(2.3)	-	(87.0)	(295.2)	0.0	(382.2)
Derivatives	23.2	(0.8)	5.5	24.5	0.0	52.4	-	-	52.4
Other	(0.0)	69.5	(0.0)	(6.7)	0.0	62.7	(1.4)	(0.0)	61.3
Cash Flow from Financing Activities	**(46.1)**	**60.1**	**660.1**	**(39.1)**	**(0.0)**	**635.0**	**152.8**	**(0.0)**	**787.7**
Dividends received	**-**	**-**	**3.0**	**166.3**	**-**	**169.3**	**-**	(162.5)	**6.8**
Free Cash Flow to Equity	**347.0**	**173.7**	**921.6**	**(7.6)**	**(0.0)**	**1,434.8**	**(478.2)**	**(162.5)**	**794.0**
Cosan S.A	-	-	-	(720.6)	(2.0)	(722.6)	-	(0.0)	(722.6)
Gás e Energia	-	0	0	0	-	-	-	-	-
Others	-	-	(2.0)	-	2.0	-	(162.5)	162.5	-
Dividends paid	**-**	**-**	**(2.0)**	**(720.6)**	**0.0**	**(722.6)**	**(162.5)**	**162.5**	**(722.6)**
Exchange variation impact on cash and cash equivalents	-	(99.4)	(2.4)	(55.7)	(0.0)	(157.5)	(92.5)	(0.0)	(250.0)
Cash Generation (Burn) in the Period	**347.0**	**74.3**	**917.2**	**(783.9)**	**(0.0)**	**554.6**	**(733.2)**	**(0.0)**	**(178.6)**

H. Guidance

We present in this section the revised guidance for 2021 of key parameters for 100% of the results of each of the operating subsidiaries.

As informed in Material Fact, on May 31, Raízen's management opted to discontinue the disclosure of financial projections (guidance). This decision has been made, especially, in view of the need to align its policy of disclosure of projections with the procedures adopted by its independent auditors and other advisors, in the scope of a public offer of distribution of Raízen's shares on that date.

According to the Relevant Fact disclosed on August 12, Rumo has discontinued its guidance for 2021, due to expectations of reduced corn production for the harvest year. It is worth noting that the long-term projections for 2025 remaining unaltered.

At Compass Gás e Energia, the Company lowered the range for investments projection, due to the postponement of the construction of the São Paulo Regasification Terminal, compared to planned schedule, maintening the expectations of EBITDA projections.

And at Moove, the guidance adjustment of the EBITDA demonstrastes mainly the resumption and expansion of sales across all regions where Moove operates.

For the purpose of comparing results, the non-recurring effects highlighted in the quarterly results reports are adjusted in the EBITDA of the businesses. In addition, projections include investments in assets from customer agreements, and exclude acquisitions. The other sections of this Results Report can also contain projections. Such projections and guidance are only estimates and indications, and are not guarantees of any future results.

			Guidance (Jan-Dec/21)	*Guidance Update* *(Jan-Dec/21)*
COMPASS	*Compass*	EBITDA (BRL Mln)	2,500 ≤ Δ ≤ 2,800	2,500 ≤ Δ ≤ 2,800
	Gás & Energia	Investments (BRL Mln)	1,500 ≤ Δ ≤ 1,700	1,250 ≤ Δ ≤ 1,450
moove	Moove	EBITDA (BRL Mln)	400 ≤ Δ ≤ 480	530 ≤ Δ ≤ 580

I. New Cosan S.A. – Managerial prospects for consolidation

According to a material fact disclosed on March 1st, the Company concluded its corporate reorganization, consolidating Cosan as the only holding company of the entire group, by incorporating the former Cosan Limited (CZZ) and Cosan Logística (Cosan Log). Thus, as of March 2021, in addition to the incorporation of expenses, debts and others of the aforementioned holding companies, Cosan succeeded Cosan Log in controlling Rumo S.A., holding 30% of its capital stock and consolidating 100% of the its results.

Below, we show Cosan's new corporate structure:


Grupo de Controle
Free Float
36%
64%
cosan
TRIZY
50%
99%
70%
30%
raízen
COMPASS gás & energia
moove
rumo
nos
comgás
brado

For comparison purposes, we have reconciled Cosan's pro forma adjusted EBITDA below, as presented throughout this results report, with two other analysis perspectives: i) "EBITDA under management", a theoretical result that includes 100% of each of the operating businesses of the portfolio, illustrated in the figure above, disregarding the Corporate and deductions among the Companies; and ii) "Proportional EBITDA", adjusting the consolidation of each business by the direct participation of the Company.

2Q21 BRL mlm	EBITDA Under Management (100%)[1]	Deconsolidation 50% Raízen	EBITDA Proforma[2]	Minority Deconsolidation	Proportional EBITDA[3]
Raízen (50%)	1,736.5	(868.3)	868.3	-	868.3
Compass (99%)	650.3	-	650.3	(6.4)	643.8
Moove (70%)	148.5	-	148.5	(44.6)	104.0
Rumo (30%)	1,142.9	-	1,142.9	(795.8)	347.1
Corporate & Eliminations	-	(22.9)	(22.9)	-	(22.9)
Cosan Consolidated	**3,678.3**	**(891.1)**	**2,787.1**	**(846.8)**	**1,940.3**

Note 1: Adjusted by the effects detailed on page 7 hereof.
Note 2: Pro forma results, on an adjusted basis, i.e., includes 50% of Raízen and 100% of the results of Rumo, Cosan Logística and Cosan Limited since January 2021.
Note 3: Theoretical and unaudited numbers, reflecting managerial perspectives on consolidation.

cosan

J. Financial Statements

J.1 Cosan S.A. Consolidated Accouting

Indicators BRL mln	2Q21 (Apr-Jun)	2Q20 (Apr-Jun)	Chg.% 2Q21/2Q20	1Q21 (Jan-Mar)	Chg.% 2Q21/1Q21
EBITDA	**2,289.9**	**1,432.3**	**59.9%**	**1,774.6**	**29.0%**
Investments[1]	**1,415.7**	**967.9**	**46.3%**	**1,139.5**	**24.2%**

Income Statement for the Period BRL mln	2Q21 (Apr-Jun)	2Q20 (Apr-Jun)	Chg.% 2Q21/2Q20	1Q21 (Jan-Mar)	Chg.% 2Q21/1Q21
Net Revenue	**6,558.1**	**4,174.9**	**57.1%**	**5,673.6**	**15.6%**
Cost of Goods and Services Sold	**(4,940.3)**	**(2,793.3)**	**76.9%**	**(4,110.9)**	**20.2%**
Gross profit	**1,617.8**	**1,381.6**	**17.1%**	**1,562.8**	**3.5%**
Selling, general & administrative expenses	(665.4)	(631.5)	5.4%	(603.2)	10.3%
Other net operating income (expenses)	278.4	214.5	29.8%	(33.8)	n/a
Financial results	(214.7)	(214.7)	0.0%	(163.2)	31.6%
Equity Pick-up	442.8	(214.0)	n/a	254.7	73.9%
Expenses with income and social contribution taxes	(263.8)	(196.0)	34.6%	36.7	n/a
Non-controlling interest	(252.8)	(238.0)	6.2%	(226.2)	11.7%
Net income	**942.4**	**101.9**	**n/a**	**827.7**	**13.8%**

Balance Sheet BRL mln	2Q21 06/30/21	1Q21 03/31/21
Cash and cash equivalents	8,567	7,933
Marketable Securities	3,656	3,736
Trade accounts receivable	2,448	2,285
Inventories	1,078	962
Derivative financial instruments	5,074	6,233
Other current assets	2,947	1,784
Other non-current assets	14,381	13,313
Investments	7,700	8,528
Property, plant and equipment	15,556	14,680
Intangible assets	17,568	17,503
Total Assets	**78,974**	**76,957**

Loans and borrowings	35,788	36,576
Financial instruments and derivatives	1,299	340
Trade accounts payable	3,034	2,310
Payroll	338	263
Other current liabilities	3,221	2,714
Other non-current liabilities	13,190	13,115
Shareholders' Equity	**22,103**	**21,639**
Total Liabilities	**78,974**	**76,957**

Note 1: Includes investments in assets derived from contracts with clients.

J.2 Raizen

J.2.1 Renewables

The Renewables segment is composed of: (i) production and commercialization of own first and second generation ethanol; (ii) ethanol origination, import and trading; (iii) production and commercialization of own bioenergy; (iv) power resale and trading; and (v) production and sale of other renewables (solar energy, biogas, etc.).

Income Statement for the Period BRL mln	2Q21 (Apr-Jun)	2Q20 (Apr-Jun)	Chg.% 2Q21x2Q20	1Q21 (Jan-Mar)	Chg.% 2Q21x1Q21
Net Operating Revenue	**2,955.1**	**2,617.2**	**12.9%**	**4,373.6**	**-32.4%**
Cost of goods sold	**(2,241.3)**	**(2,462.2)**	**-9.0%**	**(3,973.8)**	**-43.6%**
Gross profit	**713.8**	**155.0**	**n/a**	**399.8**	**78.5%**
Selling, general & administrative expenses	**(215.4)**	**(201.4)**	**6.9%**	**(252.5)**	**-14.7%**
Selling expenses	(124.8)	(102.3)	22.0%	(154.8)	-19.4%
General and administrative expenses	(90.6)	(99.1)	-8.6%	(97.7)	-7.3%
Other operating expenses/revenues	15.7	(12.4)	n/a	89.2	-82.4%
Equity Pick-up	(9.6)	(80.5)	-88.1%	7.0	n/a
EBIT	504.4	(139.3)	n/a	243.5	n/a
Depreciation and amortization	538.0	433.8	24.0%	527.3	2.0%
EBITDA	**1,042.4**	**294.5**	**n/a**	**770.8**	**35.2%**
Adjusted EBITDA Reconciliation					
Change in Biological Assets	(341.2)	(82.5)	n/a	(76.3)	n/a
Leases (IFRS 16)	(191.3)	(83.4)	n/a	(169.8)	12.7%
Other Non-recurring effects	(30.0)	50.6	n/a	7.0	n/a
Adjusted EBITDA	**479.9**	**179.2**	**n/a**	**531.7**	**-9.7%**

J.2.2 Sugar

The Sugar segment is composed of: (i) production and commercialization of own sugar; and (ii) sugar origination and trading.

Income Statement for the Period BRL mln	2Q21 (Apr-Jun)	2Q20 (Apr-Jun)	Chg.% 2Q21x2Q20	1Q21 (Jan-Mar)	Chg.% 2Q21x1Q21
Net revenue	**2,989.9**	**1,085.1**	**n/a**	**3,437.9**	**-13.0%**
The cost of goods sold	**(2,381.2)**	**(783.9)**	**n/a**	**(3,067.5)**	**-22.4%**
Gross profit	**608.7**	**301.2**	**n/a**	**370.4**	**64.3%**
Selling, general & administrative	**(250.0)**	**(129.1)**	**93.6%**	**(175.9)**	**42.1%**
Selling expenses	(144.8)	(65.6)	n/a	(107.8)	34.3%
General and administrative expenses	(105.2)	(63.5)	65.6%	(68.1)	54.5%
Other operating expenses/revenues	15.8	(16.5)	n/a	23.9	-33.9%
EBIT	377.0	153.2	n/a	221.8	70.0%
Depreciation and amortization	446.8	184.8	n/a	556.3	-19.7%
EBITDA	**823.8**	**337.9**	n/a	**778.1**	5.9%
Adjusted EBITDA Reconciliation					
Change in Biological Assets	(342.6)	(109.4)	n/a	(82.5)	n/a
Leases (IFRS 16)	(192.0)	(110.7)	73.4%	(184.0)	4.3%
Adjusted EBITDA	**289.2**	**117.8**	**n/a**	**511.6**	**-43.5%**

J.2.3 Marketing & Services

The results presented in the tables below consider Raízen's ***new division in operating segments****, implemented since 4Q20. Thus, since we reorganized the grouping of operations in order to improve and expand the understanding of how Raízen captures value throughout the operational chain, the combination of numbers of Marketing and Services segment is not reconcilable with the legal entity Raízen Combustíveis S.A.*

Income Statement for the Period BRL mln	2Q21 (Apr-Jun)	2Q20 (Apr-Jun)	Chg.% 2Q21x2Q20	1Q21 (Jan-Mar)	Chg.% 2Q21x1Q21
Net Operating Revenue	**34,100.3**	**16,833.7**	**n/a**	**28,100.2**	**21.4%**
Cost of Goods and Services Sold	**(32,714.9)**	**(16,666.6)**	**96.3%**	**(26,568.9)**	**23.1%**
Gross profit	**1,385.4**	**167.1**	**n/a**	**1,531.3**	**-9.5%**
Selling, general & administrative expenses	**(775.3)**	**(631.7)**	**22.7%**	**(778.5)**	**-0.4%**
Selling expenses	(606.1)	(485.3)	24.9%	(585.3)	3.6%
General and administrative	(169.2)	(146.4)	15.6%	(193.2)	-12.4%
Other operating income (expenses)	161.5	77.4	n/a	95.0	70.0%
Equity pick-up	(5.4)	0.5	n/a	(8.3)	-34.9%
EBIT	766.1	(386.7)	n/a	839.4	-8.7%
Depreciation and amortization	291.5	231.2	26.1%	231.2	26.1%
EBITDA	**1,057.6**	**(155.5)**	**n/a**	**1,070.7**	**-1.2%**
Adjusted EBITDA Reconciliation					
Asset Divestments	0.2	(4.8)	n/a	(0.7)	n/a
Assets arising from contracts with clients	138.4	120.6	14.8%	136.1	1.7%
Leases (IFRS 16)	(70.2)	(91.0)	-22.9%	(83.6)	-16.0%
Non-recurring effects	(158.3)	(50.8)	n/a	(50.0)	n/a
Adjusted EBITDA	**967.8**	**(181.5)**	**n/a**	**1,072.5**	**-9.8%**

J.3 Compass Gás & Energia

Indicators	2Q21 (Apr-Jun)	2Q20 (Apr-Jun)	Chg.% 2Q21/2Q20	1Q21 (Jan-Mar)	Chg.% 2Q21/1Q21
Natural Gas Sales, ex-thermal power (mln cbm)	1,198	841	42.4%	1,137	5.4%
EBITDA[1] (BRL mln)	544.2	365.8	48.8%	578.0	-5.8%
Adjusted EBITDA (BRL mln)	650.3	473.5	37.3%	578.0	12.5%
Investments[2] (BRL mln)	319.3	238.2	34.0%	229.3	39.3%

Income Statement for the Period BRL mln	2Q21 (Apr-Jun)	2Q20 (Apr-Jun)	Chg.% 2Q21/2Q20	1Q21 (Jan-Mar)	Chg.% 2Q21/1Q21
Net Revenue	2,880.6	1,559.8	84.7%	2,516.6	14.5%
Cost of goods and services sold	(2,439.5)	(1,033.9)	n/a	(1,817.8)	34.2%
Gross profit	441.1	525.9	-100.0%	698.8	-36.9%
Selling, general and administrative expenses	(265.5)	(309.3)	-14.2%	(251.8)	5.5%
Other net operating income (expenses)	237.4	29.7	n/a	(6.2)	n/a
Financial results	8.8	(45.3)	n/a	(59.8)	n/a
Equity Pick-up	0.0	0.0	-99.9%	(0.0)	n/a
Expenses with income and social contribution taxes	(100.5)	(70.1)	43.3%	90.0	n/a
Non-controlling Interest	(7.7)	(2.5)	n/a	(8.7)	-11.4%
Net income	313.5	128.4	n/a	462.4	-32.2%

Balance Sheet BRL mln	2Q21 06/30/21	1Q21 03/31/21
Cash and cash equivalents	1,649	1,424
Marketable Securities	911	789
Trade accounts receivable	1,197	1,055
Inventories	135	126
Derivative financial instruments	656	527
Other current assets	609	434
Other non-current assets	2,021	802
Property, plant and equipment	37	21
Intangible assets	9,125	8,946
Total Assets	16,339	14,125
Loans and borrowings	6,165	6,186
Derivative financial instruments	819	225
Trade accounts payable	1,477	1,128
Payroll	63	48
Other current liabilities	897	480
Other noncurrent liabilities	2,978	2,440
Shareholders' Equity	3,940	3,617
Total Liabilities	16,339	14,125

Note 1: As of 2Q20, Comgás started to record the effects of the regulatory checking account in its corporate books, without the need of normalization of the company's performance.

Note 2: Includes investments in assets derived from contracts with clients (IFRS 15) at Comgás.

J.4 Moove

Indicators	2Q21 (Apr-Jun)	2Q20 (Apr-Jun)	Chg.% 2Q21/2Q20	1Q21 (Jan-Mar)	Chg.% 2Q21/1Q21
Total Volume (000 cbm)[1]	101.8	66.0	54.2%	109.7	-7.2%
EBITDA (BRL mln)	148.5	44.5	n/a	188.0	-21.0%

Income Statement for the Period	2Q21 (Apr-Jun)	2Q20 (Apr-Jun)	Chg.% 2Q21/2Q20	1Q21 (Jan-Mar)	Chg.% 2Q21/1Q21
Net Revenue	**1,475.3**	**796.9**	**85.1%**	**1,417.6**	**4.1%**
Cost of Goods and Services Sold	**(1,141.4)**	**(617.9)**	**84.7%**	**(1,083.8)**	**5.3%**
Gross profit	**334.0**	**179.0**	**86.6%**	**333.8**	**0.1%**
Selling, general and administrative expenses	(206.6)	(161.4)	28.0%	(184.8)	11.8%
Other net operating income (expenses)	(4.0)	0.7	n/a	12.9	n/a
Financial results	26.2	(31.0)	n/a	(51.4)	n/a
Equity Pick-up	(0.0)	(0.0)	-97.5%	(0.0)	-83.3%
Expenses with income and social contribution taxes	(61.6)	(0.9)	n/a	(43.6)	41.3%
Non-controlling interest	(27.2)	3.6	n/a	(20.4)	33.2%
Net income (loss)	**60.8**	**(10.0)**	**n/a**	**46.5**	**30.8%**

Balance Sheet BRL mln	2Q21 06/30/21	1Q21 03/31/21
Cash and cash equivalents	903	900
Securities	258	186
Trade accounts receivable	607	615
Inventories	665	578
Derivative financial instruments	18	31
Other current assets	352	260
Other non-current assets	370	362
Property, plant and equipment	315	334
Intangible assets	1,230	1,316
Total Assets	**4,718**	**4,583**
Loans and borrowings	755	848
Financial instruments and derivatives	7	-
Trade accounts payable	891	683
Payroll	73	64
Other current liabilities	317	254
Other non-current liabilities	589	615
Shareholders' Equity	**2,086**	**2,118**
Total Liabilities	**4,718**	**4,583**

Note 1: Considers the volume of lubricants and base oils sold.

J.5 Rumo

Indicators	2Q21 (Apr-Jun)	2Q20 (Apr-Jun)	Chg.% 2Q21/2Q20	1Q21 (Jan-Mar)	Chg.% 2Q21/1Q21
Total transported volume (millions RTK)	**17,905**	**16,417**	**9.1%**	**13,873**	**29.1%**
North operation	13,044	12,116	7.7%	10,566	23.5%
South operation	4,010	3,660	9.6%	2,580	55.4%
Container	851	641	32.8%	727	17.0%
Average transportation yield (R$/000 RTK)	*106.8*	*93.9*	*13.8%*	*104.9*	*1.8%*
Total volume loaded (TU '000)	**3,637**	**4,124**	**-11.8%**	**2,864**	**27.0%**
Logistics solution volume (TU '000)	**1,537**	**1,596**	**-3.7%**	**1,078**	**42.6%**
EBITDA (BRL mln)	**1,195.9**	**1,322.7**	**-9.6%**	**832.1**	**43.7%**
EBITDA margin (%)	*54.0%*	*72.4%*	*-18.4 p.p.*	*47.7%*	*6.3 p.p*
Adjusted EBITDA[1] (BRL mln)	**1,142.9**	**974.7**	**17.3%**	**832.1**	**37.3%**
Adjusted EBITDA margin (%)	*51.6%*	*53.3%*	*-1.7 p.p.*	*47.7%*	*3.9 p.p*
Investments (BRL mln)	**1,084.6**	**760.3**	**42.7%**	**918.1**	**18.1%**

Income Statement for the Period (BRL mln)	2Q21 (Apr-Jun)	2Q20 (Apr-Jun)	Chg.% 2Q21/2Q20	1Q21 (Jan-Mar)	Chg.% 2Q21/1Q21
Net Revenue	**2,215.9**	**1,828.0**	**21.2%**	**1,746.0**	**26.9%**
Cost of Goods and Services Sold	**(1,372.9)**	**(1,150.9)**	**19.3%**	**(1,218.8)**	**12.6%**
Gross profit	**842.9**	**677.1**	**24.5%**	**527.1**	**59.9%**
Selling, general and administrative expenses	(123.0)	(96.3)	27.7%	(108.2)	13.7%
Other net operating income (expenses)	17.9	205.7	-91.3%	(15.6)	n/a
Financial results	(351.0)	(201.0)	74.6%	(204.9)	71.3%
Equity Pick-up	2.6	4.3	-39.1%	1.2	n/a
Expenses with income and social contribution taxes	(75.1)	(185.2)	-59.5%	(25.0)	n/a
Non-controlling interest	(219.6)	(122.8)	78.7%	(53.0)	n/a
Net income	**94.8**	**281.6**	**-66.3%**	**121.5**	**-22.0%**

Balance Sheet BRL mln	2Q21 06/30/21	1Q21 03/31/21
Cash and cash equivalents	4,795	3,725
Securities	1,593	1,746
Trade accounts receivable	648	621
Inventories	277	258
Derivative financial instruments	1,834	2,384
Other current assets	637	585
Other non-current assets	10,565	10,673
Investments	51	50
Property, plant and equipment	15,133	14,247
Intangible assets	7,185	7,214
Total assets	**42,719**	**41,503**
Loans and borrowings	16,188	15,595
Financial instruments and derivatives	79	-
Trade accounts payable	663	496
Payroll	180	134
Other current liabilities	1,580	1,511
Other non-current liabilities	8,265	8,319
Shareholders' equity	**15,765**	**15,447**
Total liabilities	**42,719**	**41,503**

J.6 Cosan Corporate

Indicators BRL mln	2Q21 (Apr-Jun)	2Q20 (Apr-Jun)	Chg.% 2Q21/2Q20	1Q21 (Jan-Mar)	Chg.% 2Q21/1Q21
EBITDA	**870.4**	**(18.5)**	**n/a**	**663.2**	**31.2%**

Income Statement for the Period BRL mln	2Q21 (Apr-Jun)	2Q20 (Apr-Jun)	Chg.% 2Q21/2Q20	1Q21 (Jan-Mar)	Chg.% 2Q21/1Q21
Net Revenue	**0.9**	**0.2**	**n/a**	**1.0**	**-9.6%**
Costs	**(1.0)**	**(0.6)**	**88.3%**	**(1.1)**	**-3.3%**
Gross profit (loss)	**(0.1)**	**(0.3)**	**-59.5%**	**(0.1)**	**79.7%**
Selling, general & administrative expenses	(70.3)	(64.4)	9.2%	(55.3)	27.1%
Other net operating income (expenses)	27.1	(21.6)	n/a	(24.9)	n/a
Financial results	101.2	62.6	61.7%	152.9	-33.8%
Equity Pick-up	909.4	63.9	n/a	740.1	22.9%
Expenses with income and social contribution taxes	(26.7)	60.2	n/a	15.2	n/a
Non-controlling interest	1.7	1.7	3.6%	(0.2)	n/a
Net income	**942.4**	**101.9**	**n/a**	**827.7**	**13.8%**

Balance Sheet BRL mln	2Q21 06/30/21	1Q21 03/31/21
Cash and cash equivalents	1,221	1,884
Securities	895	1,015
Trade accounts receivable	1	1
Inventories	0	0
Financial instruments and derivatives - assets	2,116	2,868
Other current assets	1,916	1,003
Investments	10,358	9,957
Others Investiments	7,304	8,146
Property, plant and equipment	72	77
Intangible assets	28	27
Other non-current assets	2,341	2,362
Total Assets	**26,251**	**27,339**

Loans and borrowings	12,681	13,948
Suppliers	3	2
Labor and social security obligations	22	16
Financial instruments and derivatives - liabillities	292	1
Other current liabilities	529	510
Other non-current liabilities	2,399	2,782
Shareholders' Equity	**10,325**	**10,080**
Total Liabilities	**26,251**	**27,339**

K. Financial Statements including Raízen

K.1 Cosan S.A. Consolidated Proforma, including Raízen

Indicators BRL mln	2Q21 (Apr-Jun)	2Q20 (Apr-Jun)	Chg. % 2Q21/2Q20	1Q21 (Jan-Mar)	Chg. % 2Q21/1Q21
EBITDA	3,327.5	1,895.9	75.5%	2,827.5	17.7%
Adjusted EBITDA	2,787.1	1,474.9	89.0%	2,575.6	8.2%
Investments[1]	1,870.6	1,400.3	33.6%	1,945.0	-3.8%

Income Statement for the Period BRL mln	2Q21 (Apr-Jun)	2Q20 (Apr-Jun)	Chg. % 2Q21/2Q20	1Q21 (Jan-Mar)	Chg. % 2Q21/1Q21
Net Revenue	25,246.6	13,582.7	85.9%	22,511.9	12.1%
Cost of goods sold	(22,274.9)	(11,893.9)	87.3%	(19,802.6)	12.5%
Gross profit	2,971.7	1,688.8	76.0%	2,709.3	9.7%
Selling, general & administrative expenses	(1,285.6)	(1,115.8)	15.2%	(1,209.7)	6.3%
Other net operating income (expenses)	374.7	238.6	57.0%	69.6	n/a
Financial results	(353.5)	(331.2)	6.7%	(433.8)	-18.5%
Equity Pick-up	12.4	(30.0)	n/a	(0.9)	n/a
Expenses with income and social contribution taxes	(563.5)	(105.4)	n/a	(75.9)	n/a
Non-controlling interest	(213.8)	(243.0)	-12.0%	(230.8)	-7.4%
Net income	942.4	101.9	n/a	827.7	13.8%

Balance Sheet BRL mln	2Q21 06/30/21	1Q21 03/31/21
Cash and cash equivalents	10,968.7	11,189.6
Securities	3,845.3	3,803.1
Inventories	5,215.6	3,777.5
Derivative financial instruments	9,626.6	9,489.1
Assets from contracts with clients ST	273.9	269.6
Other current assets	11,592.8	8,964.4
Other non-current assets	20,313.9	18,533.8
Investments	1,037.0	878.3
Property, plant and equipment	24,907.5	24,486.1
Intangible assets	21,540.5	20,680.5
Assets from contracts with clients LT	1,746.2	1,775.7
Total Assets	111,068	103,848
Loans and borrowings	47,709.8	48,793.4
Financial instruments and derivatives	5,935.2	2,539.9
Trade accounts payable	9,184.3	7,765.6
Payroll	731.4	590.5
Other current liabilities	5,927.1	4,537.5
Other non-current liabilities	19,332.0	17,797.3
Shareholders' Equity	22,248	21,824
Total Liabilities	111,068	103,848

Note 1: Includes investments in assets derived from contracts with clients at Raízen Combustíveis.

L. Financial Statements, Cosan approach

L.1 Reconcilation of earnings from Raizen S.A. Pro forma to Cosan perspective

Earnings Conciliation BRL mln	2Q21 (Apr-Jun)	2Q20 (Apr-Jun)
EBITDA - Raízen perspective	**2,939.3**	**495.1**
Fair Value Effects	0.3	(2.1)
Right of Exclusive Supply	(16.1)	(16.0)
EBITDA - Cosan perspective	**2,923.5**	**477.0**
Net Income - Raízen perspective	**887.3**	**(414.7)**
Depreciation & Amortization	(59.5)	(37.8)
Fair Value Effects	0.3	(2.1)
Financial Expenses	-	(2,0)
Income Tax (34%)	20.1	14.2
Net Income - Cosan perspective	**848.2**	**(442.3)**

L.3 Reconcilation of earnings from Comgás to Cosan perspective

Earnings Conciliation BRL mln	2Q21 (Apr-Jun)	2Q20 (Apr-Jun)
Net Income - Comgás perspective	**552.5**	**158.7**
Amortization adjustments	(30.5)	(30.5)
Income Tax and Social Contribution	10.4	10.4
Net Income - Cosan perspective	**532.3**	**138.6**